Filed by: Science Applications International Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

EMAIL CONTENT:

-----Original Message-----

From: SPECIMEN [mailto:id@ProxyVote.com]

Sent: September     , 2006

To:

Subject: SAIC’s Reconvened Special Meeting of Stockholders to be Held on September 27, 2006

THIS IS A NOTICE OF SAIC’S RECONVENED SPECIAL MEETING OF STOCKHOLDERS.

RECONVENED MEETING DATE: SEPTEMBER 27, 2006 RECORD DATE: JULY 7, 2006

Supplemental proxy materials are available that contain important information regarding the Pension Protection Act of 2006 and the expected impact of its requirements on the proposed merger and IPO, as well as additional information regarding the status of the IPO and voting procedures for the reconvened meeting. New supplemental questions and answers that provide further detail and information on these matters are also included in the Supplement. A copy of our Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 is also available. You should carefully review all of these materials along with the Proxy Statement/Prospectus dated August 1, 2006. Except as supplemented, the August 1, 2006 Proxy Statement/Prospectus remains in effect and is an important disclosure document you should review in deciding how to vote your shares.

All of these documents are available under meeting materials on our voting site. To access this site, please click on the link below.

If you have already voted and do not wish to change your vote, your initial vote will be counted and you do not need to do anything further. If you have not yet voted or would like to change your vote, please follow the instructions below to vote your shares.

This e-mail represents all shares in the following account(s):

NAME

SAIC 401K PROFIT SHARING PLAN

SAIC ESRP

SAIC ESRP - A SHARES

SAIC ESRP - B SHARES

SAIC TELCORDIA RETIREMENT PLAN

SAIC AMSEC RETIREMENT PLAN

SAIC CLASS A

SAIC CLASS B

CONTROL NUMBER: 012345678901

You can enter your voting instructions and view the shareholder material at the following Internet site. If your browser supports secure transactions you will be automatically directed to a secure site.

http://www.proxyvote.com/0012345678901

To access ProxyVote.com, you will need your four digit PIN:

-	If you are an employee of SAIC, your PIN is the last four digits of your Social Security number.

-	If you are a stockholder who consented to receive proxy materials electronically, your PIN is the four digit number you selected at the time of your enrollment.

-	If you have forgotten your PIN number, please follow the instructions on www.proxyvote.com

The deadline for submitting voting instructions to the Trustee regarding shares held in the retirement plans is 11:59 p.m. (Eastern Time) on September 24, 2006 and the deadline for submitting a proxy is 11:59 p.m. (Eastern Time) on September 26, 2006.

If you wish to vote by telephone, then please call 1-800-690-6903.

You will need your control number to vote.

To view the documents below, you will need the ADOBE ACROBAT Reader.

To download the Adobe Reader, click the URL address below:

http://www.adobe.com/products/acrobat/readstep2.html

The relevant supporting documentations can also be found at the following Internet site(s):

Proxy Statement/Prospectus

http://ww3.ics.adp.com/streetlink_data/dirSAIC/nop/HTML1/default.htm

Form 10-Q (Quarterly Document)

http://ww3.ics.adp.com/streetlink_data/dirsaic/sa6785.pdf

Supplemental Proxy Material

http://ww3.ics.adp.com/streetlink_data/dirsaic/sa6787.pdf

To cancel or change your enrollment profile, please go to http://www.icsdelivery.com/saic

To receive hard copies of proxy materials, you may contact SAIC’s Legal Department at onlineproxy@saic.com.

There are no charges for this service. There may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder.

Please do not send any e-mail to ID@ProxyVote.com. Please REPLY to this e-mail with any comments or questions about ProxyVote.com.

(Include the original text and Subject line of this message for identification purposes.) AOL Users, please highlight the entire message before clicking reply.

This message and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of the message is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any dissemination of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by e-mail and delete the message and any attachments from your system.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.